1781 75th Avenue W Vancouver BC Canada V6P 6P2 Tel:604.456.6010 Fax:604.456.6066 www.responsebio.com

April 2, 2012

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Cecilia Blye, Chief, Office of Global Security Risk Pradip Bhaumik, Special Counsel, Office of Global Security Risk John Reynolds, Assistant Director, Division of Corporation Finance

Re:	Response Biomedical Corporation
Form 20-F for the Fiscal Year Ended December 31, 2010
Amended November 9, 2011
File No. 0-050571

Ladies and Gentlemen:

Response Biomedical Corporation, or the Company, provides this response to the comments of the staff (“Staff”) of the United States Securities and Exchange Commission (the “Commission”), which were furnished by your letter dated March 6, 2012 (the “Staff Letter”). In response to the Staff's comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we”, “our” or “us” mean the Company or its advisors as the context may require.

General

1.

You state on page 26 and elsewhere that you sell your products in Latin America, the Middle East, and Africa, regions that include Cuba, Iran, Syria, and Sudan. On your website, you identify Raymand Rad Company as your distributor in Iran. Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements, since your letter to us dated October 3, 2008. Your response should describe any goods, equipment, components, technology, or services that you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

We have had no business dealings with Cuba or Syria, and we do not have plans to sell products or services in these countries at this time.

1781 75th Avenue W Vancouver BC Canada V6P 6P2 Tel:604.456.6010 Fax:604.456.6066 www.responsebio.com

We sell a small number of cardiovascular products in Sudan, however we have determined that those products meet the de minimis requirements and as such are not subject to U.S. export controls. We do not have a distribution agreement covering the Sudanese market and any sales made to Sudan are on an infrequent basis. Total sales to Sudan represented 0.17% of total revenues in 2011 and 0.36% of total revenues in 2010 which is not considered material to our operations.

We sell medical diagnostic products for cardiovascular related conditions to our distributor in Iran. Our products include both a proprietary single-use test cartridge and related reader.

For the Iranian market, we have previously had distribution agreements in place outlining the terms and conditions related to distribution of our products within Iran, however the last of those agreements expired in December 2008. We are selling products to customers in Iran through a globally recognized distributor of medical products, Raymand Rad Company. We do not currently have a distribution agreement in place with this distributor; however we are currently in negotiations and expect to successfully complete such agreement in the near future.

The Company's corporate headquarters is located in Vancouver, Canada. It is a publicly traded company listed on the TSX Exchange under the trading symbol “RBM”. The Company has no presence in the United States other than the fact that it is quoted on the OTC Bulletin Board (“OTCBB”) under the symbol “RPBIF”.All of the Company's products are manufactured in Canada, and the vast majority of them are not subject to U.S. export controls because they meet de minimis requirements. In an internal review conducted in order to allow the Company to accurately reply to this letter, the Company discovered that a small number of its exports to Iran might have been subject to the controls of both the Bureau of Industry and Security (“BIS”) and the Office of Foreign Assets Control (“OFAC”). As a result, the Company has submitted a draft disclosure to both agencies and is conducting a full internal review of its exports to restricted countries.

Thus far, we have identified two products that do not meet de minimum requirements, and we have had limited sales of these products in Iran. Both of these products are readers designed to work in conjunction with our proprietary single-use test cartridges for diagnosis of cardiovascular related conditions. Those products are manufactured by an OEM supplier in Burnaby, BC, Canada. Again, we had limited sales in Iran of the products subject to U.S. export controls. Those sales represent sales of demonstration units to our distributor, and we do not intend to sell any additional quantities of these products. In 2011, we sold 12 demonstration units that resulted in revenues of $20,760, and in 2010, we sold 2 demonstration units that resulted in revenues of $3,540 which represent 0.23% of total 2011 revenue and .05% of total 2010 revenue, respectively.

All other products meet the de minimis requirements as U.S. source materials represent less than 10% of the total value of the products.

2.

Please discuss the materiality of your contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba, Iran, Sudan, and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

 ______

1  The company has an inactive holding company incorporated in the State of Washington. This inactive holding company was not involved in sales to sanctioned countries.

1781 75th Avenue W Vancouver BC Canada V6P 6P2 Tel:604.456.6010 Fax:604.456.6066 www.responsebio.com

We have shipped clinical diagnostic systems and test kits for the diagnosis of heart attacks and congestive heart failure to Iran and Sudan with total sales as follows:

Fiscal Year	Sales to Iran	Sales to Sudan	Total Sales to Iran and Sudan	Total Global Sales	Iran/Sudan sales as a percentage of Global Sales
2008 (July 1 - Dec 31)	65,870	-	65,870	2,956,432	2.23%
2009	381,435	-	381,435	8,153,049	4.68%
2010	370,469	24,737	395,206	6,792,130	5.82%
2011	454,273	15,431	469,704	9,024,083	5.21%

Product sales to Sudan are not material to the Company or its future operations; however sales to Iran represent approximately 5% of global annual sales currently which would be considered material. We expect sales to Iran to represent a smaller percentage of total sales going forward as we continue to expand into other markets. The Iranian market for medical diagnostics products is integral to our global sales strategy, specifically related to the Middle East. Other than Iran, the Company does not intend to sell products into Syria, or Cuba, and intends to only sell products in Iran and the Sudan which meet the de minimis requirements and are not subject to U.S. export controls. Given that sales to date have been of medical diagnostics products used in improving human health and welfare, we also do not believe that these sales constitute a material risk to the Company's reputation and hence we believe that they do not have any negative effect on the Company's share value.

As explained above, the vast majority of the Company's products are not subject to U.S. export controls because they meet de minimis requirements. As mentioned earlier, the Company conducted an internal review and based on that review, a small number of exports to Iran may have been subject to export controls and as a result, the Company submitted draft disclosure to BIS and OFAC. Again, the total sales made to countries subject to U.S. trade and economic sanctions are not expected to be material to the Company's business on an ongoing basis. The number of sales that were subject to U.S. export controls is significantly smaller and we do not intend to sell any additional quantities of those products within countries subject to U.S. export controls.

1781 75th Avenue W Vancouver BC Canada V6P 6P2 Tel:604.456.6010 Fax:604.456.6066 www.responsebio.com

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company further acknowledges that it may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard Canote

Richard Canote
Chief Financial Officer

cc:     Peter A. Thompson, Response Biomedical Corporation